Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Q4 STATISTICAL SUMMARY

As of December 31, 2018:

QTD 2018: 1.73%

YTD 2018: 7.09%

Total Fund Assets: $41.6 million

Total Firm Assets: $ 3.4 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- United States
- Europe ex-U.K.
- North America Offshore
- Asia ex-Japan
- Canada
- United Kingdom
- Mexico

SECTOR EXPOSURE



- Consumer Disc.
- Information Tech.
- Communication Services
- Other
- Health Care
- Industrials
- Materials
- Energy
- Financials
- Utilities
- Consumer Staples
- Real Estate

DEAL TERMS



- Cash
- Stock and Stub
- Stock with Fixed Exchange Ratio
- Cash & Stock
- Stock with Flexible Exchange Ratio (Collar)

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.57%
Portfolio Turnover Rate:[1]	184%

PORTFOLIO

Equity Investments

Number of Long Positions:	82
Number of Short Positions:	15
Average Position Size:	0.94%
Quarter-end % Invested:	77.43%
Short Positions as a % of Net Assets:	22.66%

Ten Largest Positions as a Percent of Net Assets — 40.73%

- Altaba Inc.
- Twenty-First Century Fox, Inc. Cl. B
- Red Hat, Inc.
- Randgold Resources Limited
- Shire PLC
- ARRIS International plc
- Aspen Insurance Holdings Limited
- Dominion Energy Midstream Partners, LP
- Valero Energy Partners LP
- Esterline Technologies Corporation

Type of Buyer

Strategic	95.74%
Financial	4.26%

By Deal Type

Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 12/31/2018

	YTD	1-year	5-year	10-year
The Merger Fund VL	7.09%	7.09%	2.48%	3.64%
ICE BofAML US Treasury Bill 3 Mon TR USD	1.87%	1.87%	0.63%	0.37%
Wilshire Liq Alt Event Driven TR USD	0.27%	0.27%	0.26%	2.73%
US Insurance Market Neutral	3.74%	3.74%	0.65%	-

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/17.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2019.

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Twenty-First Century Fox/Walt Disney Co.	0.48%	DowDupont Inc.	-0.16%
Dell Technologies Inc./VMware Inc.	0.35%	Huntsman Corporation	-0.09%
Macro Portfolio Hedge	0.33%	Newfield Exploration/Encana Corp.	-0.09%
Shire PLC/Takeda Pharmaceutical	0.26%	Time Warner Inc./AT&T Inc.	-0.08%
Aetna Inc./CVS Health Corporation	0.25%	NXP Semiconductors NV	-0.07%
Rockwell Collins/United Technologies	0.17%	Altaba Inc./Alibaba Group Holding Ltd.	-0.07%

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



Legend: The Merger Fund VL · ICE BofAML US 3M Trsy Bill TR USD · Wilshire Liq Alt Event Driven

This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Insurance Market Neutral** is the Morningstar category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.